SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Consolidate Financial Statements as of March 31, 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of

March 31, 2008 and December 31, 2007 and for the

three-month periods ended March 31, 2008 and 2007

$: Argentine peso

US$: US dollar

$3.168 = US$1 as of March 31, 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of March 31, 2008 and December 31, 2007

(In millions of Argentine pesos - see Note 3.c)

	As of March 31, 2008 (unaudited)	As of December 31, 2007
ASSETS
Current Assets
Cash and banks	$242	$45
Investments	1,175	947
Accounts receivable, net	907	898
Other receivables, net	660	332
Inventories, net	197	157
Other assets, net	5	5

Total current assets	3,186	2,384

Non-Current Assets
Other receivables, net	60	282
Investments	2	2
Fixed assets, net	5,705	5,738
Intangible assets, net	753	760
Other assets, net	5	5

Total non-current assets	6,525	6,787

TOTAL ASSETS	$9,711	$9,171

LIABILITIES
Current Liabilities
Accounts payable	$1,563	$1,640
Debt	1,550	1,474
Salaries and social security payable	175	164
Taxes payable	396	266
Dividends payable	21	—
Other liabilities	35	50
Contingencies	44	49

Total current liabilities	3,784	3,643

Non-Current Liabilities
Debt	1,819	1,724
Salaries and social security payable	49	43
Taxes payable	269	289
Other liabilities	124	120
Contingencies	260	243

Total non-current liabilities	2,521	2,419

TOTAL LIABILITIES	$6,305	$6,062

Minority interest	78	79
SHAREHOLDERS’ EQUITY	$3,328	$3,030

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,711	$9,171

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the three-month periods ended March 31, 2008 and 2007

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the three-month periods ended March 31,
	2008	2007
Continuing operations
Net sales	$2,480	$2,058
Cost of services	(1,289)	(1,134)

Gross profit	1,191	924
General and administrative expenses	(103)	(74)
Selling expenses	(554)	(492)

Operating income	534	358
Financial results, net	(60)	(132)
Other expenses, net	(47)	(32)

Net income before income tax and minority interest	427	194
Income tax (expense) benefit, net	(149)	(52)
Minority interest	(6)	(5)

Net income from continuing operations	272	137

Discontinued operations
Income from the operations	—	1
Income from assets disposal	—	(3)

Net income from discontinued operations	—	(2)

Net income	$272	$135

Net income per share	$0.28	$0.14

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2008 and 2007

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings				Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total
Balances as of January 1, 2007	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	(3)	—	(3)	(3)
Net income for the period	—	—	—	—	—	135	135	135

Balances as of March 31, 2007	$984	2,688	3,672	—	46	(1,457)	(1,411)	2,261

Balances as of January 1, 2008	$984	2,688	3,672	—	66	(708)	(642)	$3,030
Foreign currency translation adjustments	—	—	—	—	26	—	26	26
Net income for the period	—	—	—	—	—	272	272	272

Balances as of March 31, 2008	$984	2,688	3,672	—	92	(436)	(344)	3,328

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2008 and 2007

(In millions of Argentine pesos - see Note 3.c)

	For the three-month periods ended March 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$272	$135
Net loss from discontinued operations	—	2

Net income for the period from continuing operations	272	137
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	18	23
Depreciation of fixed assets	340	318
Amortization of intangible assets	5	12
Consumption of materials	24	17
Gain on sale/disposal of fixed assets and other assets	(1)	(2)
Provision for lawsuits and contingencies	21	17
Holdings loss on inventories	7	2
Interest and other financial losses on loans	100	151
Income tax	149	46
Minority interest	6	5
Net (increase) decrease in assets	(135)	14
Net increase (decrease) in liabilities	11	(71)

Total cash flows provided by operating activities	817	669

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(336)	(256)
Intangible asset acquisitions	(4)	(1)
Proceeds for the sale of fixed assets and other assets	3	2
Decrease in investments not considered as cash and cash equivalents	534	—

Total cash flows provided by (used in) investing activities	197	(255)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	7	—
Payment of debt	(58)	(30)
Payment of interest and debt-related expenses	(4)	(12)

Total cash flows used in financing activities	(55)	(42)

INCREASE IN CASH AND CASH EQUIVALENTS	959	372
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	458	661

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,417	$1,033

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(b) Licenses granted as of March 31, 2008

As of March 31, 2008, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of March 31, 2008, the Company’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•

Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•

the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

•	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

•	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations which basic guidelines are as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

Compared to the prior interconnection regulation (Decree No. 266/98), this regulation provides for an important reduction in the reference prices for interconnection in effect at the time. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•	Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After several years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007–February 2008 Telecom has estimated a receivable of $181 and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the review by the Regulatory Authority and the availability of funds in the trust. Such receivable arose since Telecom is obligated to provide telecommunication services in places or cities that are not profitable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of March 31, 2008, this provision amounts to $105.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	clearly identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Management of Personal together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007–March 2008 an account payable of $22. Personal has recorded a liability because it has discretion whether to invest or not in the non profitable areas. Accordingly, the “pay or play” mechanism requires Personal to pay a fee in lieu of investing in those areas.

As a consequence, as of March 31, 2008, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $17) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

On April 4, 2008, the SC issued Decree No. 558/08 that partially amends Decree No. 764/00 on the topic about SU regulation. The Company is currently analyzing the impact that this Decree will have on the Company’s financial position and results of operations

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(f) Public telephony in penal institutions

In June 2006, Decree No. 690/06 was issued, which granted the SC the powers to adapt the specific rules and regulations relative to the public telephony which is rendered in penal institutions. As a consequence of this, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by all the telephone lines installed in penal institutions and system with the purpose of registering all the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, the Company was evaluating the technical and economic impacts resulting from complying with this new rule.

(g) Regulation for Prepaid Calling Cards

In December 2006, the SC approved, through Resolution No. 242/06, the Regulation of Prepaid Calling Cards for Telecommunication Services. This regulation, designed to ensure market transparency and avoid the existence of irregularly issued cards, sets forth certain requirements that said cards must meet and creates a Telecommunications Prepaid Calling Cards Registry that reports to the CNC. It mandated that 180 days after the regulation becomes effective no cards may be issued unless they are registered with said Registry.

CNC Resolution No. 1/07 approved the operation of the Telecommunications Prepaid Calling Cards Registry and established that said Registry will report to the Engineering Department of the CNC. In July 2007, by means of CNC Resolution No. 2,275/07, all prepaid calling cards issued by the Company were registered.

(h)“Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

Therefore, at March 31, 2008, the Company has a net receivable of $71, which is included in the line item “Other receivables” ($11 as current receivables and $60 as non-current receivables). The net effect of the application of the Resolution is a pretax gain of $5 (included in “Salaries and social security” in the consolidated statement of income).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At March 31, 2008, the reserves corresponding to these regulatory duties amounted to $81 (see (k) below and Note 15.e).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(i) Rendering of fixed telephony through mobile telephony infrastructure

In August 2007, by SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region.

During the last quarter of 2007, the Company has installed fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(j) New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the SU Fund for those that are still pending. Likewise, the SC could choose to consider as SU other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

In defining SU, the new regulation establishes two categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

The Decree requires Telecom and Telefonica to extend the coverage of their fixed line networks, within their respective areas of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The Decree also requires telecommunications service providers to create, within 60 days from its effective date of publication, a procedure to select the Fiduciary institution and to provide a Fiduciary agreement proposal, both subject to the SC approval.

The level of financing of SU Programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers – and another member to be appointed by independent carriers). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with administrating and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval of the SC.

At the date of issuance of these consolidated financial statements, the Management of the Company has started the analysis of the impact of this new regulation, which is subject to pending definitions by the SC.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(k) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, as of December 31, 2007, the Company recorded a liability on this matter on behalf of the CNC final results.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $10.2. Management of the Company is reviewing the results, and if the amount is appropriate, the Company intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (i) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company, it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentina Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. The Company has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (l) below).

In April 2007, the Company provided the CNC with supporting documentation of this amounts for audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborate the estimations made. Also, the CNC set a similar offsetting mechanism as determined by Resolution No. 41/07. Therefore, the Company recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (l) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(l) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2008.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina–Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina–Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

During fiscal year 2007, the Regulatory Authority has resolved some of these matters, as the closing of some Price Cap audits, the issuance of Resolution No. 41/07 and the IDC offsetting mechanism.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be successfully completed.

(m) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

3.	Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 13 for a description of certain condensed unconsolidated information).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of March 31, 2008 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%
(i)	Percentage of equity interest owned has been rounded.

(ii)	Dormant entity at March 31, 2008.

As of March 31, 2008, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the three-month period ended March 31, 2008, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I)-(II)
Total assets	9,711	9,653	(58)
Total liabilities	6,305	6,285	(20)
Minority interest	78	78	—
Shareholders’ equity	3,328	3,290	(38)
Net income	272	275	3
(*)	As required by CNV resolution.

(**)	As required by Argentine GAAP.

(d) Interim financial information

The accompanying March 31, 2008 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Company’s cash equivalents and investments include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,864,000 (unaudited) at March 31, 2008 and 3,769,000 (unaudited) at March 31, 2007 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,896,000 (unaudited) at March 31, 2008 and 3,177,000 (unaudited) at March 31, 2007.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the period by the weighted average number of common shares outstanding.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

•	International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $87 as of March 31, 2008 ($83 in the Voice, data and Internet segment and $4 in the Wireless segment) and $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment).

(d) Cash and banks

Cash and banks are stated at face value.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not ued to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of March 31, 2008. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $5 and $5 for the three-month periods ended March 31, 2008 and 2007, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	5-10
Switching equipment	5-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(1) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

•	PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

•	PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

For the three-month period ended March 31, 2008, the Company has estimated a provision for income taxes, net of its tax loss carryforwards and of the receivable from the tax on minimum presumed income (amounting to $37). Accordingly, and considering that Telecom’s 2008 economic-financial projections estimate an income tax payable, the receivable for the tax on minimum presumed income of $185, which was recorded as “Other non-current receivables”, was classified as “Other current receivables”.

For the three-month period ended March 31, 2008, Personal has estimated a provision for income taxes, net of the receivable from the tax on minimum presumed income (amounting to $11) and of payments in advance of income taxes (amounting to $13).

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the three-month periods ended March 31, 2008 and 2007.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of March 31, 2008 and December 31, 2007 as required by RT 23.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(r) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(s) Derivatives to compensate future risks or minimized financial costs

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the three-month periods ended March 31, 2008 and 2007 are shown in Note 15.h. under the line item “Advertising”.

(v) Results from discontinued operations

Under Argentine GAAP, the sale of the former subsidiary Publicom, approved by the Company’s Board of Directors in March 2007, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of March 31, 2007, identifying the assets, liabilities and results of operations in separate lines of the consolidated balance sheets and statements of income.

A summary of the results of operations of Publicom, net of intercompany transactions, which were included in the separate line “Income from discontinued operations”, is as follows:

Income from the operations
Net sales	3
Salaries and social security	(2)
Advertising	(1)
Others	(1)

Operating loss before depreciation and amortization	(1)
Depreciation of fixed assets and amortization of intangible assets	—

Operating loss	(1)
Financial results, net	1

Net income before income tax	—
Income tax benefit	1

Net income from the operations	1

Income from assets disposal
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)

Net loss from assets disposal	(3)

Net loss from discontinued operations	(2)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of March 31, 2008	As of December 31, 2007
Cash	$9	$7
Banks	233	38

	$242	$45

(b) Investments

Investments consist of the following:

	As of March 31, 2008	As of December 31, 2007
Current
Time deposits	$1,073	$848
Mutual funds	102	99

	$1,175	$947

Non current
2003 Telecommunications Fund	$1	$1
Related parties (Note 7)	1	1

	$2	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of March 31, 2008	As of December 31, 2007
Current
Voice, data and Internet	$484	$478
Wireless (i)	540	539
Wireless – related parties (Note 7)	8	7

Subtotal	1,032	1,024
Allowance for doubtful accounts (Note 15.e)	(125)	(126)

	$907	$898

(i)	Includes $23 as of March 31, 2008 and $25 as of December 31, 2007 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of March 31, 2008	As of December 31, 2007
Current
Derivatives	$332	$212
Credit on minimum presumed income tax (i)	185	—
Prepaid expenses	68	42
Tax credits	35	35
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and k)	11	12
SU credits (Note 2.d.2)	17	9
Restricted funds	10	9
Other	24	36

Subtotal	682	355
Regulatory contingencies (Notes 2 h and k and 15.e)	(11)	(12)
Allowance for doubtful accounts (Note 15.e)	(11)	(11)

	$660	$332

Non current
Credit on minimum presumed income tax (i)	$—	$227
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and k)	83	77
Restricted funds	17	14
Prepaid expenses	17	15
Other tax credits	14	13
Other	13	13

Subtotal	144	359
Regulatory contingencies (Notes 2 h and k and 15.e)	(70)	(64)
Allowance for doubtful accounts (Note 15.e)	(14)	(13)

	$60	$282

(i)	Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of March 31, 2008	As of December 31, 2007
Wireless handsets and equipment (Note 15.f)	$212	$175
Allowance for obsolescence (Note 15.e)	(15)	(18)

	$197	$157

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of March 31, 2008	As of December 31, 2007
Current
Fixed assets held for sale	$5	$5

Non current
Fixed assets held for sale	$9	$9
Allowance for other assets (Note 15.e)	(4)	(4)

	$5	$5

(g) Fixed assets

Fixed assets consist of the following:

	As of March 31, 2008	As of December 31, 2007
Non current
Net carrying value (Note 15.a)	$5,725	$5,758
Write-off of materials	(20)	(20)

	$5,705	$5,738

(h) Accounts payable

Accounts payable consist of the following:

	As of March 31, 2008	As of December 31, 2007
Current
Fixed assets suppliers	$625	$563
Inventories suppliers	203	202
Other assets and services suppliers	516	679

Subtotal	1,344	1,444
Deferred revenues	120	103
Related parties (Note 7)	61	53
Agent commissions	32	34
SU reimbursement (Note 2.d.2)	6	6

	$1,563	$1,640

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of March 31, 2008	As of December 31, 2007
Current
Vacation, bonuses and social security payable	$158	$145
Termination benefits	17	19

	$175	$164

Non current
Termination benefits	$49	$43

(j) Taxes payable

Taxes payable consist of the following:

	As of March 31, 2008	As of December 31, 2007
Current
Income tax, net (i)	$109	$1
Tax on SU (Note 2.d.2)	105	97
VAT, net	89	55
Turnover tax	38	43
Internal taxes	18	19
Regulatory fees	10	11
Tax on minimum presumed income, net	7	15
Other	20	25

	$396	$266

Non current
Deferred tax liabilities	$269	$289

(i)	In March 2008, Telecom, Personal and Nucleo had tax expenses. However, Telecom has offset the expenses with $37 corresponding to credits on tax on minimum presumed income and Personal has offset the expenses with $11 corresponding to credits on tax on minimum presumed income and $13 corresponding to payments in advance of income taxes.

In December 2007, Personal, Nucleo and Telecom Argentina USA had tax expenses. However, Personal has offset the expenses with $103 corresponding to credits on tax on minimum presumed income and $13 corresponding to payments in advance of income taxes; Nucleo has offset the expenses with $11 corresponding to payments in advance of income taxes and Telecom Argentina USA has offset the expenses with $1 corresponding to payments in advance of income taxes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of March 31, 2008	As of December 31, 2007
Current
Deferred revenue on sale of capacity and related services	$8	$7
Guarantees received	7	7
Court fee	3	3
Contingencies payable	1	20
Other	16	13

	$35	$50

Non current
Deferred revenue on sale of capacity and related services	$59	$60
Asset retirement obligations	27	26
Retirement benefits	23	18
Court fee	12	12
Other	3	4

	$124	$120

(l) Net sales

Net sales consist of the following:

	Three-month periods ended March 31,
	2008	2007
Voice	$651	$626
Data	54	41
Internet	158	119

Voice, data and Internet	863	786

Prepaid and post-paid	550	441
Roaming, TLRD and CPP	404	332
Value added services	392	264
Sale of handsets	149	124
Other	15	19

Wireless in Argentina	1,510	1,180

Prepaid and post-paid	75	63
Roaming, TLRD and CPP	24	24
Value added services	1	1
Sale of handsets	2	2
Other	5	2

Wireless in Paraguay	107	92

Total net sales	$2,480	$2,058

(m) Financial results, net

Financial results, net consist of the following:

	Three-month periods ended March 31,
	2008	2007
Generated by assets
Interest income	$26	$23
Foreign currency exchange gain (loss)	13	8
Holding losses on inventories	(7)	(2)
Other	—	2

Total generated by assets	$32	$31

Generated by liabilities
Interest expense	$(60)	$(84)
Less capitalized interest on fixed assets	5	5
Loss on discounting of debt	(15)	(14)
Foreign currency exchange gain (loss)	(147)	(85)
Gain (loss) on derivatives	123	15
Other	2	—

Total generated by liabilities	$(92)	$(163)

	$(60)	$(132)

(n) Other expenses, net

Other expenses, net consist of the following:

	Three-month periods ended March 31,
	2008	2007
Provision for contingencies (Note 15.e)	$(21)	$(17)
Severance payments and termination benefits	(16)	(14)
Provision for regulatory contingencies (Note 15.e)	(5)	—
Allowance for doubtful accounts and other assets	(1)	(1)
Gain on sale of fixed assets and other assets	1	2
Allowance for obsolescence of inventories	—	(3)
Other, net	(5)	1

	$(47)	$(32)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of March 31,		As of December 31,
	2008	2007	2007	2006
Cash and banks	$242	$33	$45	$30
Current investments	1,175	1,000	947	631

Total as per balance sheet	$1,417	$1,033	$992	$661
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	—	(534)	—

Total cash and cash equivalents as shown in the statement of cash flows	$1,417	$1,033	$458	$661

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Three-month periods ended March 31,
	2008	2007
Foreign currency exchange gain on cash and cash equivalents	$9	$4
Interest income generated by current investments	15	13
Interest income generated by accounts receivable	11	10

Subtotal	35	27
Other cash flows provided by operating activities	782	642

Total cash flows provided by operating activities	$817	$669

Income taxes eliminated from operating activities components:

	Three-month periods ended March 31,
	2008	2007
Reversal of income tax included in the statement of income	$149	$52
Income taxes paid	—	(6)

Total income taxes eliminated from operating activities	$149	$46

Changes in assets/liabilities components:

	Three-month periods ended March 31,
	2008	2007
Net (increase) decrease in assets
Trade accounts receivable	(17)	(25)
Other receivables	(70)	10
Inventories	(48)	29

	$(135)	$14

Net (decrease) increase in liabilities
Accounts payable	$(10)	$(94)
Salaries and social benefits payable	17	8
Taxes payable	26	(1)
Other liabilities	(13)	23
Contingencies	(9)	(7)

	$11	$(71)

Interest paid during the three-month periods ended March 31, 2008 and 2007, amounted to $4 and $12, respectively.

•	Main non-cash operating transactions:

	Three-month periods ended March 31,
	2008	2007
Provision for minimum presumed income tax	$—	$13
Derivatives	123	15
Dividends payable from Nucleo	21	—
Credit on minimum presumed income tax offset with income taxes	61	—
Foreign currency translation adjustments in assets	61	5
Foreign currency translation adjustments in liabilities	20	1

•	Most significant investing activities:

Fixed assets acquisitions include:

	Three-month periods ended March 31,
	2008	2007
Acquisition of fixed assets (Note 15.a)	$(277)	$(190)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(328)	(187)
Less:
Acquisition of fixed assets through incurrence of accounts payable	263	115
Capitalized interest on fixed assets	5	5
Wireless handsets lent to customers at no cost (i)	1	1

	$(336)	$(256)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

Intangible assets acquisitions include:

	Three-month periods ended March 31,
	2008	2007
Acquisition of intangible assets (Note 15.b)	$(2)	$(8)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(4)	(1)
Less:
Acquisition of intangible assets through incurrence of accounts payable	2	8

	$(4)	$(1)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2008	2007
Time deposits with maturities of more than three months	$534	$—

•	Financing activities components:

	Three-month periods ended March 31,
	2008	2007
Debt proceeds	$7	$—
Payment of bank loans	(58)	(30)
Payment of interest on Notes	(2)	(3)
Payment of interest on bank loans	(2)	(9)

Total financing activities components	$(55)	$(42)

7 - Related party transactions

(a) Controlling group

As of March 31, 2008, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option could be exercisable from January 31, 2008 through December 31, 2013.

As of March 31, 2008, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock.

Telecom Argentina has been informed by W de Argentina – Inversiones S.L. that such option was exercised on February 1, 2008. Additionally, Sofora has notified Telecom Argentina that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina–Inversiones S.L.; (ii) Sofora replied to the letter sent by France Câbles et Radio and Atlas Services Belgium by requesting a copy of the prior authorization from the SC to said transfer of shares, arguing that a prior authorization of the SC was necessary in accordance to rules and regulations in effect. To this date, Sofora has not received any answer whatsoever, and neither the buyers nor the sellers have submitted any proof of such authorization; (iii) with the goal of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting it to determine if, in accordance to rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities; (iv) this request to the SC was submitted as well to enable Sofora to determine what to do with respect to the registration of the transfer requested by the interested parties; (v) as soon as the SC decides upon this matter, Sofora will take the steps necessary to comply with such decision. Likewise, W de Argentina – Inversiones S.L. has submitted a note to Sofora stating that it is their position that prior authorization by the SC was not necessary, requesting to immediately register such interest transfer. Additionally, W de Argentina – Inversiones informed to Sofora that they have brought legal actions accordingly.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

Additionally, W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013. With respect to these two options, the National Commission for the Defense of the Competition (Comisión Nacional de Defensa de la Competencia or “CNDC”) has resolved and notified Telecom Italia International N.V. and W de Argentina - Inversiones S.L. that “in the event the options granted under the Call Option Agreement entered on September 9, 2003, were to be exercised, such exercise will need to be notified in accordance with sections 6 and 8 of Law No. 25,156”.

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have entered a Shareholders’ Agreement, where certain criteria related to the administration of Sofora, Nortel and Telecom are agreed upon. Telecom Italia is Telecom Argentina’s operator.

(b) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(c) Changes in the equity stocks of the indirect shareholders of the Company

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia’s capital stock), to a joint company named Telco S.P.A. made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica de España, which would then own approximately 23% of Telecom Italia (the “Transaction”).

Because Telefónica, a subsidiary of Telefónica de España, is the main competitor of Telecom Argentina, before the Transaction closed Telecom Argentina’s directors and members of the Supervisory Committee analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Antitrust Act (“Ley de Defensa de la Competencia”), resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts in antitrust legislation.

Finally, the Board resolved that, since the Transaction involved the acquisition of a minority shareholding which did not imply a modification of control over Telecom Argentina, the Transaction did not fall within the scope of Section 8 of the Antitrust Act and thus did not have to be notified to the Argentine Antitrust Commission; additionally, even if this acquisition of a minority shareholding were deemed to imply a modification of control (at least from a conceptual perspective), the fact that Telefónica de España has declared that it will not intervene in the management of Telecom Argentina, ensures that these two companies will be managed independently, and therefore there is no contravention of Section 7 of the Antitrust Act.

The resolution adopted by the Board was communicated to the Regulatory Authorities and subsequent notes were also submitted to the Regulatory Authorities both by Telecom Argentina and by directors and alternate directors of Telecom Argentina, expressing their personal conclusions regarding the Transaction. These notes are available at the CNV website (www.cnv.org.ar).

Among those notes expressing personal opinions, the notes submitted by Mr. Gerardo Werthein, Mr. Esteban Macek and Mr. Julio Naveyra express the concern that the Transaction “may result in a modification of the control structure of Telecom Argentina” and that, to the extent “said modification in the control structure could have an impact on the decision-making in Telecom Argentina,” the Transaction should have been notified to the Argentine Antitrust Commission for its review.

One of the directors submitting this opinion also expresses the concern that Telefónica de España will exert substantial indirect influence on Telecom Argentina, and that such influence may additionally imply a violation of telecommunications regulations in effect.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

The Argentine Antitrust Commission filed an administrative claim recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29),” with the express purpose of determining whether the Transaction “could have an adverse effect on competition in Argentina’s telecommunications market in light of the existing regulatory framework,” and the President and Vice-President of Telecom Argentina were called upon to testify. In connection with this claim, on October 16, 2007, the Argentine Antitrust Commission issued Resolution No. 78/07, approving the implementation by the Argentine Antitrust Commission of a “mechanism of verification, control and monitoring” over Telecom Argentina for a period of two months, and appointing two Supervisors-Observers, one of them acting on behalf of the Antitrust Commission and the other on behalf of the CNC, who were requested to “act on behalf of public interests in the market, competition and users and consumers.” This 2-month period was later extended two more months (until February 19, 2008). In performing their duties, the Supervisors-Observers requested information and documentation from Telecom Argentina, attended meetings of the decision-making boards (the Board of Directors and the Management Council), and interviewed on several occasions the members of the Board of Directors, members of the Supervisory Committee and members of the Management of Telecom Argentina. They have at all times received assistance from Telecom Argentina. As of the date of issuance of these consolidated financial statements, Telecom has no formal knowledge of the content of any report prepared or filed by these Supervisors-Observers as requested by Resolution No. 78/07.

On October 25, 2007, Telefonica, S.A. (from Spain) made a public statement that said: “Telefonica, S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s aggregate amount through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s capital stock with a right to vote”.

At the closing date of the Transaction, Telecom Argentina’s Board of Directors adopted the following resolutions:

1.	A note was submitted to the Antitrust Commission (in Administrative File No. S01: 0147971/2007 (DP No. 29)), declaring that Telecom Argentina had not taken part in the Transaction whatsoever. Additionally, and specifically since 46% of Telecom Argentina’s capital stock [is listed] on the BCBA and the NYSE, a request was submitted to the CNDC that any measure taken by the Regulatory Authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it. A copy of this note was submitted to the SC and the CNC.

2.	Notes were submitted to the SC and the CNC to the same effect. Copies of these notes were submitted to the Antitrust Commission.

3.	Telefonica de España and Telefonica de Argentina S.A. were notified to the effect that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all legal actions that are deemed appropriate to obtain full and complete compensation for its losses.

In response to these resolutions, Telefonica de España has insisted that “to the extent it has no participation whatsoever in Telecom Argentina’s Management, it could hardly cause Telecom Argentina any damage, either directly or indirectly,” as it had previously declared before the relevant authorities.

On February 11, 2008, Telecom Argentina, Personal, Nortel and Sofora were notified that Commercial Court N° 16 has granted a provisional remedy, appointing an Observer that shall have monitoring authority over Telecom Argentina, Personal, Nortel and Sofora for a period of two months (until April 11, 2008). The Observer shall be in charge of reporting relevant information to the Court so that it can evaluate whether, as a result of Telefonica de España’s participation in Telco, there is a real risk of possible conflicts of interest in the decision-making of these companies.

Telecom Argentina, Personal, Nortel and Sofora have appealed the adoption of this provisional remedy.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

As per the request of the Observer, this two-month period has been extended until 10 days after the General Shareholders Meetings of Telecom Argentina and Nortel. Telecom Argentina, Personal, Nortel and Sofora have also appealed such extension.

Provisional remedies requested by W de Argentina—Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein were rejected by the Court in their entirety and neither of them has appealed such decision. The judge, however, within his discretion, chose to authorize the provisional remedy described above. Within the scope of this proceeding, a private pre-trial conference was held, in which Telecom Argentina and other companies of the group, and directors and alternate directors of Telecom Argentina were requested to participate.

(d) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of March 31, 2008 and December 31, 2007 and for the three-month periods ended March 31, 2008 and 2007:

	As of March 31, 2008	As of December 31, 2007
Accounts receivable
TIM Celular S.A. (a)	$5	$5
Telecom Italia S.p.A. (a)	2	2
Standard Bank (b) (c)	1	—

	$8	$7

Investments
Nortel S.A	$1	$1

	$1	$1

Accounts payable:
Italtel Argentina S.A. (a)	$33	$25
Telecom Italia S.p.A. (a)	13	12
Telecom Italia Sparkle S.p.A. (a)	10	9
Entel S.A. (Bolivia) (a)	2	2
Etec S.A. (a)	1	1
Latin American Nautilus USA Inc. (a)	1	1
Latin American Nautilus Argentina S.A. (a)	—	2
La Caja Aseguradora de Riesgos del Trabajo ART S.A.(b)	1	1

	$61	$53

		Three-month periods ended March 31,
	Transaction description	2008	2007
Services rendered:
TIM Celular S.A. (a)	Roaming	$4	$3
Telecom Italia S.p.A. (a)	Roaming	2	2
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	1	1
Entel S.A. (Bolivia) (a)	International inbound calls	1	—
Latin American Nautilus Argentina S.A. (a)	International inbound calls	—	1
Standard Bank (b) (c)	Usage of fixed telephony	2	—

Total services rendered		$10	$7

Services received:
Telecom Italia S.p.A. (a)	Fees for services and roaming	(8)	(3)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(4)	(3)
Entel S.A. (Bolivia) (a)	International outbound calls	(1)	(1)
Etec S.A. (a)	International outbound calls	(1)	(1)
Latin American Nautilus USA Inc. (a)	International outbound calls	(1)	—
TIM Celular S.A. (a)	Roaming and Maintenance, materials and supplies	(1)	(2)
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	—	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	Salaries and social security	(2)	(1)
Caja de Seguros S.A. (b)	Insurance	(1)	(1)

Total services received		$(19)	$(13)

Purchases of fixed assets/intangible assets:
Italtel Argentina S.A. (a)		$39	$4
Telecom Italia Sparkle S.p.A. (a)		2	7
Latin American Nautilus Argentina S.A.(a)		—	1

Total fixed assets and intangible assets		$41	$12

(a)	Such companies relate to Telecom Italia Group.

(b)	Such companies relate to W de Argentina–Inversiones S.L.

(c)	This company is a related party as from April 2007.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(e) Dividends payable of Nucleo

As approved by the Shareholders’ Ordinary Meeting held on March 14, 2008, Nucleo approved a dividend payment in an amount in Guaranies equivalent to $64, corresponding $43 to Personal and $21 to the minority shareholders. On April 15, 2008, Nucleo paid the dividend in cash.

8 – Debt

8.1.	Short-term and long-term debt

As of March 31, 2008 and December 31, 2007, the Company’s short-term and long-term debt comprises the following:

	As of March 31, 2008	As of December 31, 2007
Short-term debt:
- Principal:
Notes	$1,439	$1,372
Bank loans	26	69

Subtotal	1,465	1,441
- Accrued interest	85	30
- Derivatives	—	3

Total short-term debt	$1,550	$1,474

Long-term debt:
- Principal:
Notes	$1,866	$1,781
Bank loans	—	5

Subtotal	1,866	1,786
- Effect on discounting of debt	(47)	(62)

Total long-term debt	$1,819	$1,724

Total debt	$3,369	$3,198

The following table segregates the Telecom Group’s debt by company as of March 31, 2008:

	Telecom	Personal	Nucleo	Consolidated as of March 31, 2008	Consolidated as of December 31, 2007
• Principal	2,505	800	26	3,331	3,227
• Accrued interest	66	19	—	85	30

Subtotal	2,571	819	26	3,416	3,257
• Effect on discounting of debt	(47)	—	—	(47)	(62)
• Derivatives	—	—	—	—	3

Total debt	2,524	819	26	3,369	3,198

• Short-term debt	1,461	63	26	1,550	1,474
• Long-term debt	1,063	756	—	1,819	1,724

8.2.	Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. The Company issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through April 2008, the Company has made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to April 2011 and 45% of the principal amortization payment originally scheduled due October 2011. By means of this, since the issuance date of the notes, the Company has cancelled 54.913% of Series A Notes and 95.875% of Series B Notes. Additional information is given in Note 16.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

•	Restructured Notes

Terms and conditions

Series A Notes are due in 2014 and Series B Notes are due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
March 31, 2008	B+	A+	B+	AA-

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

Based on the December 31, 2007 financial statements, the Company has determined an “excess cash” of $427, which was paid on April 15, 2008.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that the Company complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

The Company is in compliance with all debt covenants.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the restructured Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the restructured Notes

The following table shows the main characteristics of the outstanding series of Notes as of March 31, 2008:

							Book value at March 31, 2008 (in million of $)					Fair value
Series	Class	Nominal value (in millions)		Outstanding debt		Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of March 31, 2008
Listed
A-1	1	US$	98	US$	56	October 2014	177	4	181	(5)	176	175
A-1	2	Euro	493	Euro	283	October 2014	1,415	32	1,447	(32)	1,415	1,379
B-1	1	US$	933	US$	158	October 2011	502	23	525	—	525	530

							2,094	59	2,153	(37)	2,116	2,084

Unlisted
A-2	1	US$	7	US$	4	October 2014	14	—	14	—	14	13
A-2	2	Euro	41	Euro	23	October 2014	118	3	121	(3)	118	115
A-2	3	Yen	12,328	Yen	7,067	October 2014	225	2	227	(7)	220	216
A-2	4		$26	(**) $	19	October 2014	19	—	19	—	19	19
B-2	1	US$	66	US$	11	October 2011	35	2	37	—	37	37

							411	7	418	(10)	408	(*) 400

							2,505	66	2,571	(47)	2,524	2,484

(*)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.

(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiates or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The main features of the outstanding swap contracts at March 31, 2008 are as follows:

Characteristics of the agreement	Swap in Euros	Swap in Yen
– Date of the contract	08.23.05	09.30.05
– Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
– Outstanding principal to receive subject to contract	€ 296 million	¥ 6,830 million
– Outstanding principal to render subject to contract	US$ 361 million	US$ 60 million
– Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
– Interest rate to be paid in US$	6.90% annual	6.02% annual
– Total principal and interest to be received	€ 309 million	¥ 6,953 million
– Total principal and interest to be paid	US$ 384 million	US$64 million

– Swap estimated market value as of 3.31.08 – assets	US$ 98.4 million	US$ 6.5 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3.	Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

The following table shows the outstanding series of Notes as of March 31, 2008:

						Book value as of March 31, 2008 (in million of $)				Fair value
Series	Nominal value (in millions)		Term in years	Maturity Date	Annual rate %	Principal	Accrued interest	Issue discount and underwriting fees	Total	as of March 31, 2008
2		$87	3	December 2008 (a)	(b) 15.0188	44	—	—	44	(c) 44
3	US$	240	5	December 2010	9.25	760	19	(4)	775	805

Total						804	19	(4)	819	849

(a)	The maturity dates of the two outstanding installments of this series are: June 2008 and December 2008, respectively.

(b)	Floating Badlar plus 6.5%. Badlar for the period March 22, 2008 through June 22, 2008 is 8.5188%. The terms and conditions of the Notes require that total interest rate cannot be lower than 10% or higher than 20%.

(c)	Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
March 31, 2008	B+	A+	B+	AA-

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. At maturity date, Personal fully paid this loan for an aggregate amount of US$12 million, equivalent to $38 ($37 for principal and $1 for interest).

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

4. Negative covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

During the first quarter of 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; these funds plus Nucleo’s own funds (US$ 7.5 million) were used to cancel the remaining financial debt of US$ 59 million, refinanced in November 2004.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

Related to the new debt, Nucleo cancelled US$ 1.5 million during July and August 2006, and US$ 3.2 million during fiscal year 2007. Additionally, during the first quarter of 2008, Nucleo cancelled US$ 1.6 million at the due date.

The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly;

•

the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, during the first half of 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly. During the last quarter of 2007, Nucleo cancelled, at the due date, Guaranies 27,860 million (equivalent to $18) and in January 2008, cancelled, at the due date, Guaranies 21,547 million (equivalent to $14). In January 2008, Nucleo renewed a loan for a total amount of Guaranies 12,750 million (equivalent to $8). This new loan is a bullet loan with nine-month installments.

In April 2008, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 71,400 million (equivalent to $52), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly.

9 – Shareholders’ equity

(a) Common stock

At March 31, 2008, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock - see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee. Said authorities submitted a note to the Company where they informed that the Executive Committee has undersigned an “Agreement for the Dissolution of the Fund of Guarantee and Repurchase of the PPP” with Comafi Bursátil S.A. Sociedad de Bolsa, Mandatos PPP S.A. and the firm Nicholson y Cano Attorneys-at law, to which effect said Executive Committee is calling the PPP’s participants to sign the individual powers-of attorney in favor of Mandatos PPP S.A.

41,421,384 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above. The remaining 14,383 Class “C” shares are recorded in file “Franco Verónica y otros c/Sind.”.

10. Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the three-month periods ended March 31, 2008 and 2007 consists of the following:

	Three-month periods ended March 31,
	2008	2007
Current tax expense (i)	$(169)	$(3)
Deferred tax expense	20	(59)
Valuation allowance	—	10

Income tax benefit (expense) (ii)	$(149)	$(52)

(i)	In 2008, $(48) corresponds to Telecom, $(117) corresponds to Personal and $(4) corresponds to Nucleo.

In 2007, corresponds to Nucleo.

(ii)	In 2008, $(47) corresponds to Telecom, $(98) corresponds to Personal and $(4) corresponds to Nucleo.

In 2007, $(23) corresponds to Telecom, $(28) corresponds to Personal and $(1) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

	As of March 31, 2008				As of December 31, 2007
	Telecom	Personal	Nucleo	Total
Tax loss carryforwards	$95	$1	—	$96	$130
Allowance for doubtful accounts	40	43	—	83	81
Provision for contingencies	114	22	—	136	129
Other deferred tax assets	93	21	—	114	117

Total deferred tax assets	342	87	—	429	457
Fixed assets	(65)	(26)	3	(88)	(103)
Inflation adjustments (i)	(464)	(21)	(4)	(489)	(527)
Estimated cash dividends receivable from foreign companies	—	(14)	(1)	(15)	(10)

Total deferred tax liabilities	(529)	(61)	(2)	(592)	(640)

Subtotal deferred tax assets (liabilities)	(187)	26	(2)	(163)	(183)
– Valuation allowance	(95)	(11)	—	(106)	(106)

Net deferred tax (liabilities) assets as of March 31, 2008	$(282)	$15	$(2)	$(269)

Net deferred tax (liabilities) assets as of December 31, 2007	$(283)	$(4)	$(2)		$(289)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) from continuing operations for the three-month periods ended March 31, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	593	23	616
Non taxable items – Gain on equity investees	(190)	—	(190)
Non taxable items – Other	(3)	5	2

Subtotal	400	28	428
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(140)	(3)	(143)
Additional income tax from cash dividends paid by foreign companies	(5)	(1)	(6)

Income tax expense as of March 31, 2008	(145)	(4)	(149)

Pre-tax income on a separate return basis	253	16	269
Non taxable items – Gain on equity investees	(73)	—	(73)
Non taxable items – Other	(5)	(10)	(15)

Subtotal	175	6	181
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(61)	(1)	(62)
Change in valuation allowance (*)	10	—	10

Income tax expense as of March 31, 2007	(51)	(1)	(52)

(*)	In 2007, corresponds to Telecom.

As of March 31, 2008, the Company had accumulated operating tax loss carryforwards of $96. The following table details the operating tax loss carryforwards segregated by company:

	Amounts unused
Expiration year	Telecom Argentina	Personal	Total consolidated
2007	95	—	95	(Expired at 12.31.07)
2011	—	1	1

Total	$95	$1	$96

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $854 as of March 31, 2008, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(c) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2008, the Company has established reserves in an aggregate amount of $385 to cover potential losses under these claims ($81 deducted from assets and $304 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2008, these restricted funds totaled $27. The Company has classified these balances to other receivables on the Company’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected the Company’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences before the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of March 31, 2008, total claims in these labor lawsuits amounted to $9.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. The Company appealed the decision to the Argentine Supreme Court of Justice.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately $15 (including fines for $6.6).

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Migration from TDMA technology to GSM technology

In connection with the canceling of the TDMA network which final date had been stipulated for March 31, 2008, Personal had to postpone said date as it was notified there was a precautionary measure in file pending “ SKY-COP S.A. c/ Telecom Personal S.A. s/ Medida Precautoria”, before the National Court of First Instance in Commercial Matters N° 20 [Juzgado Nacional de Primera Instancia en lo Comercial Nro. 20]. Said Court ordered Personal, under SKY-COP S.A.’s responsibility, to abstain from canceling the telephonic service said company had contracted; following said decision, Personal must continue to render the service regularly up to May 9, 2008, only as regards those lines that are currently operating in a system that does not correspond to GSM technology. That is to say, this measure does not apply to the decisions Personal shall adopt as regards those lines currently operating GSM technology or to those that shall be caused by any other circumstance strange to the non-change to GSM system before March 31, 2008. At the date of issuance of these consolidated financial statements, it has not decided yet with respect to Personal’s appeal to the court requesting the reversal of its own opinions and, in case the Court of First Instance does not reverse its decision, subsequent presentation of the appeal before the Court of Appeals.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

In addition, and due to a judicial petition filed by the company Avisar Satelital S.A. before the National Court of First Instance in Commercial Matters N° 5 [Juzgado Nacional de Primera Instancia en lo Comercial Nro. 5], pending, Personal must continue to render the TDMA service to said company up to May 8, 2008, when an audience is to take place to the effect of arriving to a settlement.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Personal
Nucleo

(i)	Dormant entity at March 31, 2008 and 2007.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the three-month periods ended March 31, 2008 and 2007, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the three-month period ended March 31, 2008

•	Income statement information

	Voice, data and Internet	Wireless
Results from continuing operations	(a)	Personal	Nucleo	Subtotal	Total
Services	850	1,361	105	1,466	2,316
Equipment sales	13	149	2	151	164

Net sales	863	1,510	107	1,617	2,480
Salaries and social security	(207)	(55)	(8)	(63)	(270)
Taxes	(60)	(136)	(3)	(139)	(199)
Maintenance, materials and supplies	(79)	(35)	(5)	(40)	(119)
Bad debt expense	1	(12)	(1)	(13)	(12)
Interconnection costs	(39)	—	—	—	(39)
Cost of international outbound calls	(33)	—	—	—	(33)
Lease of circuits	(15)	(7)	(5)	(12)	(27)
Fees for services	(42)	(43)	(3)	(46)	(88)
Advertising	(13)	(53)	(7)	(60)	(73)
Agent commissions and distribution of prepaid cards commissions	(8)	(156)	(9)	(165)	(173)
Other commissions	(13)	(24)	—	(24)	(37)
Roaming	—	(47)	(1)	(48)	(48)
Charges for TLRD	—	(157)	(14)	(171)	(171)
Cost of sales	(12)	(187)	(2)	(189)	(201)
Others	(55)	(46)	(10)	(56)	(111)

Operating income before depreciation and amortization	288	552	39	591	879
Depreciation of fixed assets and amortization of intangible assets	(192)	(131)	(22)	(153)	(345)

Operating income	96	421	17	438	534
Financial results, net	(47)	(22)	9	(13)	(60)
Other expenses, net	(35)	(12)	—	(12)	(47)

Net income before income tax and minority interest	14	387	26	413	427
Income tax, net	(47)	(98)	(4)	(102)	(149)
Minority interest	—	—	(6)	(6)	(6)

Net (loss) income from continuing operations	(33)	289	16	305	272

(a) Includes net sales of $10, operating income before depreciation of $3, operating profit of $2 and net income of $2 corresponding to Telecom Argentina USA.

• Balance sheet information
Fixed assets, net	3,885	1,441	379	1,820	5,705
Intangible assets, net	149	604	—	604	753
Capital expenditures (without ARO and debt issue costs)	168	81	30	111	279
Depreciation of fixed assets	(188)	(130)	(22)	(152)	(340)
Amortization of intangible assets (without debt issue costs)	(4)	(1)	—	(1)	(5)
Net financial debt	(1,019)	(578)	(22)	(600)	(1,619)

• Cash flow information
Cash flows provided by operating activities	390	402	25	427	817
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(112)	(20)	(132)	(340)
Decrease in investments not considered as cash and cash equivalents and other	537	—	—	—	537

Total cash flows used in investing activities	329	(112)	(20)	(132)	197

Cash flows from financing activities:
Debt proceeds	—	—	7	7	7
Payment of debt	—	(37)	(21)	(58)	(58)
Payment of interest and debt-related expenses	—	(3)	(1)	(4)	(4)

Total cash flows used in financing activities	—	(40)	(15)	(55)	(55)

Increase (decrease) in cash and cash equivalents	719	250	(10)	240	959
Cash and cash equivalents at the beginning of the year	147	246	65	311	458

Cash and cash equivalents at period end	866	496	55	551	1,417

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Segment information (continued)

For the three-month period ended March 31, 2007

•	Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Total
Services	784	1,056	90	1,146	1,930
Equipment sales	2	124	2	126	128

Net sales	786	1,180	92	1,272	2,058
Salaries and social security	(167)	(41)	(6)	(47)	(214)
Taxes	(48)	(111)	(2)	(113)	(161)
Maintenance, materials and supplies	(68)	(23)	(4)	(27)	(95)
Bad debt expense	(5)	(14)	—	(14)	(19)
Interconnection costs	(40)	—	—	—	(40)
Cost of international outbound calls	(31)	—	—	—	(31)
Lease of circuits	(9)	(9)	(3)	(12)	(21)
Fees for services	(26)	(32)	(2)	(34)	(60)
Advertising	(11)	(47)	(3)	(50)	(61)
Agent commissions and distribution of prepaid cards commissions	(6)	(157)	(14)	(171)	(177)
Other commissions	(10)	(15)	(1)	(16)	(26)
Roaming	—	(42)	(1)	(43)	(43)
Charges for TLRD	—	(122)	(11)	(133)	(133)
Cost of sales	(1)	(195)	(2)	(197)	(198)
Others	(44)	(41)	(6)	(47)	(91)

Operating income before depreciation and amortization	320	331	37	368	688
Depreciation of fixed assets and amortization of intangible assets	(210)	(103)	(17)	(120)	(330)

Operating income	110	228	20	248	358
Financial results, net	(88)	(43)	(1)	(44)	(132)
Other expenses, net	(24)	(8)	—	(8)	(32)

Net (loss) income before income tax and minority interest	(2)	177	19	196	194
Income tax, net	(23)	(28)	(1)	(29)	(52)
Minority interest	—	—	(5)	(5)	(5)

Net (loss) income from continuing operations	(25)	149	13	162	137
Income from discontinued operations	(2)	—	—	—	(2)

Net (loss) income	(27)	149	13	162	135

(a) Includes net sales of $9, operating income before depreciation of $2, operating profit of $2 and net income of $2 corresponding to Telecom Argentina USA.

• Balance sheet information
Fixed assets, net	3,920	1,428	241	1,669	5,589
Intangible assets, net	150	617	7	624	774
Capital expenditures (without ARO and debt issue costs)	104	80	14	94	198
Depreciation of fixed assets	(207)	(99)	(12)	(111)	(318)
Amortization of intangible assets (without debt issue costs)	(3)	(4)	(5)	(9)	(12)
Net financial debt	(2,104)	(995)	9	(986)	(3,090)

• Cash flow information
Cash flows provided by operating activities	458	173	38	211	669
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(129)	(101)	(27)	(128)	(257)
Decrease in investments not considered as cash and cash equivalents and other	2	—	—	—	2

Total cash flows used in investing activities	(127)	(101)	(27)	(128)	(255)

Cash flows from financing activities:
Payment of debt	—	(25)	(5)	(30)	(30)
Payment of interest and debt-related expenses	—	(12)	—	(12)	(12)

Total cash flows used in financing activities	—	(37)	(5)	(42)	(42)

Increase in cash and cash equivalents	331	35	6	41	372
Cash and cash equivalents at the beginning of the year	409	221	31	252	661

Cash and cash equivalents at period end	740	256	37	293	1,033

13. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Unconsolidated information (continued)

Balance sheets:

	As of March 31, 2008	As of December 31, 2007
ASSETS
Current Assets
Cash and banks	$234	$22
Investments	938	733
Accounts receivable, net	430	438
Other receivables, net	589	278
Other assets, net	5	5

Total current assets	2,196	1,476

Non-Current Assets
Other receivables, net	38	258
Investments (i)	1,171	1,192
Fixed assets, net	3,877	3,919
Intangible assets, net	149	154
Other assets, net	5	5

Total non-current assets	5,240	5,528

TOTAL ASSETS	$7,436	$7,004

LIABILITIES
Current Liabilities
Accounts payable	$661	$761
Debt	1,461	1,360
Salaries and social security payable	142	136
Taxes payable	77	65
Other liabilities	29	25
Contingencies	33	39

Total current liabilities	2,403	2,386

Non-Current Liabilities
Debt	1,063	967
Salaries and social security payable	49	43
Taxes payable	282	283
Other liabilities	102	99
Contingencies	209	196

Total non-current liabilities	1,705	1,588

TOTAL LIABILITIES	$4,108	$3,974

SHAREHOLDERS’ EQUITY	$3,328	$3,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,436	$7,004

(i)	Includes $1,170 and $1,191 as of March 31, 2008 and December 31, 2007, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of March 31, 2008, includes $1,167 and $3, corresponding to Personal and Telecom Argentina USA, respectively. As of December 31, 2007, includes $1,189 and $2, corresponding to Personal and Telecom Argentina USA, respectively.

Statements of income:

	Three-month periods ended March 31,
	2008	2007
Results from continuing operations
Net sales	$996	$893
Cost of services	(533)	(477)

Gross profit	463	416
General and administrative expenses	(54)	(43)
Selling expenses	(182)	(155)

Operating income	227	218
Gain on equity investees (i)	173	55
Financial results, net	(46)	(88)
Other expenses, net	(35)	(23)

Net income before income tax	319	162
Income tax expense, net	(47)	(23)

Net income from continuing operations	272	139
Loss from discontinued operations	—	(4)

Net income	$272	$135

(i)	The gain (loss) on equity investees includes:

	Three-month periods ended March 31,
	2008	2007
Personal	$172	$55
Telecom Argentina USA	1	—

Total	$173	$55

Condensed statements of cash flows:

	Three-month periods ended March 31,
	2008	2007
Cash flows provided by operating activities	$391	$458
Cash flows from investing activities
Acquisition of fixed and intangible assets	(208)	(129)
Dividends received	220	—
Decrease in investments not considered as cash and cash equivalents and other concepts	548	2

Total cash flows provided by (used in) investing activities	560	(127)

Increase in cash and cash equivalents	951	331
Cash and cash equivalents at the beginning of year	221	484

Cash and cash equivalents at period end	$1,172	$815

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of shareholders’ equity and net income to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine Government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Three-month periods ended March 31,
	2008	2007
Reconciliation of net income:
Total net income under Argentine GAAP	$272	$135
US GAAP adjustments:
Foreign currency translation (a)	(7)	3
Depreciation of foreign currency exchange differences (b.2)	19	26
Debt Restructurings (c)	—	32
Fair value option for Notes of Telecom Argentina (d)	(13)	—
Other adjustments (e)	(2)	—
Tax effects on US GAAP adjustments (f)	(1)	(20)
Minority interest (g)	2	(1)

Net income under US GAAP	$270	$175

	As of March 31,	As of December 31,
	2008	2007
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$3,328	$3,030
US GAAP adjustments:
Foreign currency translation (a)	(118)	(72)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (b.2)	697	678
Debt Restructurings (c)	—	(579)
Fair value option for Notes of Telecom Argentina (d)	35	—
Other adjustments (e)	2	3
Tax effects on US GAAP adjustments (f)	18	239
Minority interest (g)	38	23

Shareholders’ equity under US GAAP	$3,216	$2,538

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

	Three-month periods ended March 31,
	2008	2007
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	$2,538	$1,387
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	408	—
Other comprehensive income	—	2
Net income under US GAAP	270	175

Shareholders’ equity as of the end of the period	$3,216	$1,564

(*)	Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579

Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268

Difference between book value and fair value of debt (i)–(ii)		$635
Reversal of Telecom Argentina debt issue costs
Net carrying value of debt issue costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issue costs	(1)

Net carrying value of debt issue costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)

Total cumulative-effect adjustment, net of tax effect		$408

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, the financial statements of the Company’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Remeasurement adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the period-end current rate has been used to translate them to the reporting currency, the Argentine Peso for the Company. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

b.2) This adjustment represents the effect on depreciation for the three-month periods ended March 31, 2008 and 2007, and the accumulated depreciation at period/year-end, of the adjustment described in b.1) above.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005 (“Debt Restructuring”). The Debt Restructuring involved (i) the full settlement of certain outstanding loans of the Company and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the Company with modified terms. In connection with (ii), the Company issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by Telecom Argentina were recorded at estimated net present value at restructuring date, recognizing in the year 2005, a net pre-tax gain on Telecom Argentina’s debt restructuring of $1,424 (a gain on discount on principal and interest of $1,151 and a gain on discounting of debt of $352, net of related expenses of $79).

Under US GAAP, the Company concluded under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, that the Debt Restructuring represented a troubled debt restructuring. Accordingly, under US GAAP, the Debt Restructuring was accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Accordingly, under both Argentine GAAP and US GAAP a gain of $19 on Debt Restructuring was recognized.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, the Company has determined the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructuring. The carrying values of the loans are being reduced as payments were made. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

For those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, recording a gain of $91 under US GAAP. Thereafter, all cash payments under the new terms were accounted for as reductions of the carrying amount of the payables and no interest expense was recognized. When any principal prepayments were made, the Company estimated the total new future mandatory cash payments and consequently recorded a gain under US GAAP as a result of the reduction of the estimated future interest payments at the time of prepayment.

This measurement criterion under US GAAP detailed above has been applied to the restructured debts of Telecom Argentina until December 31, 2007, the moment which the Company adopted SFAS No.159 as described in d) below.

In summary, the US GAAP reconciling item of net income reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of interest expense of new debt instruments computed under Argentine GAAP, and (c) computation of interest expense under US GAAP as described above.

The US GAAP reconciling item for the Debt Restructurings until the adoption of SFAS No.159 for the restructured debt of Telecom is comprised as follows:

Included in the reconciliation of net income:

Three-month period ended March 31, 2007
Reversal of loss on accretion recognized under Argentine GAAP (a)	$14
Reversal of interest expense computed under Argentine GAAP (b)	49
Computation of interest expense under US GAAP (c)	(31)

Total US GAAP reconciling item for Debt Restructurings	$32

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of shareholders’ equity:

Telecom Argentina’s Debt	December 31, 2007
Total debt under Argentine GAAP (a)	$2,327
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151
Gain on the fully settled debt under US GAAP at restructuring date	(19)
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)
Discounting of debt amount at year-end	62
Gain on principal prepayment under US GAAP	(337)
Difference between Argentine GAAP and US GAAP on the computed interest	(187)

Total debt under US GAAP (b)	$2,906

Total US GAAP reconciling item for Debt Restructurings (b) – (a)	$579

d) Fair value option for Notes of Telecom Argentina

The Company adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities – Including an amendment of FASB Statement No. 115” (“SFAS No.159”) on January 1, 2008. Pursuant to this pronouncement, the fair value option can be elected on an instrument by instrument basis. The Company elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring concluded in August 2005 and were valued as described in c) above. Management of the Company believes that the fair value option better reflects the current value of the debt and approximates such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the swap contracts entered to in connection with this debt, which are recorded at fair value both under U.S. GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences exist between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to U.S. GAAP for these instruments).

Almost all of the Notes of Telecom Argentina are listed. The Company took into account for the determination of the fair value of the Notes information available in the market at the valuation date (See Note 8.2. for a description of fair value and outstanding principal balance and accrued interest of the Notes of Telecom Argentina).

As a result of the adoption of SFAS 159, the Company reversed the associated debt issue costs.

The adjustment under US GAAP, net of tax effect, at the adoption date was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the three-month period ended March 31, 2008.

The US GAAP reconciling item for fair value option for Notes of Telecom Argentina is comprised as follows:

Included in the reconciliation of net income:

Three-month period ended March 31, 2008
Loss on change in fair value of Telecom Notes	$(16)
Reversal of amortization of Telecom debt issue costs recorded under Argentine GAAP	3

Total US GAAP reconciling item for fair value option	$(13)

Included in the reconciliation of shareholders’ equity:

March 31, 2008
Book value of Telecom Argentina Notes under Argentine GAAP (a)	$2,524
Fair value of Telecom Argentina Notes (b)	2,484

Difference between book value and fair value of Telecom Argentina Notes (a)-(b)	40
Reversal of net carrying value of Telecom Argentina debt issue costs	(5)

Total US GAAP reconciling item for fair value option	$35

e) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of net income:

	Three-month periods ended March 31,
	2008	2007
Inventories	$(2)	$—
Present-value accounting	—	1
Fixed assets held for sale	—	(1)

Total other adjustments (e)	$(2)	$—

Included in the reconciliation of Shareholders’ equity:

	As of March 31, 2008	As of December 31, 2007
Inventories	$6	$8
Present-value accounting	(2)	(2)
Costs related to certain amendment of restructured debt terms	—	(1)
Fixed assets held for sale	(2)	(2)

Total other adjustments (e)	$2	$3

•	Inventories

As indicated in Note 4.i., under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

•	Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

•	Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2., in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

Under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the first quarter of 2006 with third parties were expensed as incurred under US GAAP.

However, since the adoption of SFAS No.159 as described in d) above, this US GAAP reconciliation item related to debt issue costs of Telecom Argentina has been eliminated.

•	Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the periods presented represents the higher depreciation of such assets held and used under US GAAP as of each period/year-end.

f) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

h) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No.25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No.123. In accordance with AIN-APB No.25 “Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No.25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No.79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No.25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on Shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

i) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. interest collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No.133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

j) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

k) Accounting for Uncertainty in Income Taxes (FIN No.48)

The Company adopted the provisions of FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes” (FIN No.48), an interpretation of FASB Statement No.109 “Accounting for income taxes” on January 1, 2007. The adoption of FIN No.48 for Telecom Group did not have any impact on the Company’s results nor Shareholders’ equity.

l) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”). The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 was effective for the Company on January 1, 2008, except for one-year delay of effective date for certain nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No.157, as far as it is effective, did not have any impact on the Company’s current financial position nor results of operations.

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 was effective for the Company on January 1, 2008. The adoption of EITF No.06-1 did not have any impact on the Company’s current financial position nor results of operations.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact that the adoption of SFAS No.160 will have on the Company’s financial position and results of operations.

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	113	—	1	—	—	114
Building	1,456	—	—	—	(4)	1,452
Tower and pole	375	—	5	1	—	381
Transmission equipment	4,268	4	33	17	—	4,322
Wireless network access	1,587	—	9	8	—	1,604
Switching equipment	4,298	—	10	2	—	4,310
Power equipment	593	—	7	4	—	604
External wiring	6,194	—	—	15	—	6,209
Computer equipment	3,405	1	23	40	—	3,469
Telephony equipment and instruments	863	1	21	—	—	885
Equipment lent to customers at no cost	121	9	15	5	(2)	148
Vehicles	132	—	2	—	—	134
Furniture	77	—	2	—	—	79
Installations	327	—	4	1	—	332
Improvements in third parties buildings	102	—	—	1	—	103
Work in progress	626	231	11	(92)	—	776

Subtotal	24,537	(a)246	143	2	(6)	24,922
Asset retirement obligations	26	—	1	—	—	27
Materials	215	(b)31	2	(2)	(24)	222

Total as of March 31, 2008	24,778	277	146	—	(30)	25,171

Total as of March 31, 2007	23,378	190	(12)	—	(29)	23,527

	Depreciation						Net carrying value as of March 31, 2008	Net carrying value as of December 31, 2007
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	—	114	113
Building	(824)	4 - 10	(14)	—	4	(834)	618	632
Tower and pole	(270)	5 - 8	(5)	(4)	—	(279)	102	105
Transmission equipment	(3,566)	11 - 14	(51)	(17)	—	(3,634)	688	702
Wireless network access	(1,300)	11 - 14	(49)	(5)	(3)	(1,357)	247	287
Switching equipment	(3,689)	11 - 15	(66)	(7)	—	(3,762)	548	609
Power equipment	(488)	10 - 11	(8)	(6)	—	(502)	102	105
External wiring	(4,745)	6	(71)	—	3	(4,813)	1,396	1,449
Computer equipment	(2,762)	18 - 22	(52)	(17)	—	(2,831)	638	643
Telephony equipment and instruments	(812)	11 - 18	(6)	(15)	—	(833)	52	51
Equipment lent to customers at no cost	(89)	50	(8)	(16)	2	(111)	37	32
Vehicles	(75)	20	(4)	(1)	—	(80)	54	57
Furniture	(63)	10	(1)	(1)	—	(65)	14	14
Installations	(248)	8 - 25	(4)	(2)	—	(254)	78	79
Improvements in third parties buildings	(69)	3	—	—	—	(69)	34	33
Work in progress	—	—	—	—	—	—	776	626

Subtotal	(19,000)		(339)	(91)	6	(19,424)	5,498	5,537
Asset retirement obligations	(20)	16 - 21	(1)	(1)	—	(22)	5	6
Materials	—		—	—	—	—	222	215

Total as of March 31, 2008	(19,020)		(c)(340)	(92)	6	(19,446)	5,725	5,758

Total as of March 31, 2007	(17,617)		(c)(318)	8	10	(17,917)	5,610

(a)	Includes $3 in Transmission equipment, $8 in Equipment lent to customers at no cost, $1 in Telephony equipment and instruments and $46 in Work in progress, transferred from materials.

(b)	Net of $58 transferred to fixed assets.

(c)	Includes $(19) and $(26), in March 2008 and 2007, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	446	—	6		452
Debt issue costs	37	—	—	—	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	211	—	37	—	248
Rights of use	164	2	—	—	166
Exclusivity agreements	54	—	—	—	54

Total as of March 31, 2008	1,570	2	43	—	1,615

Total as of March 31, 2007	1,535	8	(4)	—	1,539

	Amortization					Net carrying value as of March 31, 2008	Net carrying value as of December 31, 2007
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(439)	(1)	(6)	—	(446)	6	7
Debt issue costs	(22)	(4)	—	—	(26)	11	15
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(211)	—	(37)	—	(248)	—	—
Rights of use	(45)	(2)	—	—	(47)	119	119
Exclusivity agreements	(23)	(2)	—	—	(25)	29	31

Total as of March 31, 2008	(810)	(a)(9)	(43)	—	(862)	753	760

Total as of March 31, 2007	(754)	(b)(15)	4	—	(765)	774

a)	An amount of $(3) is included in cost of services, $(2) in selling expenses and $(4) in financial results, net.

b)	An amount of $(11) is included in cost of services, $(1) in selling expenses and $(3) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of March 31, 2008	Cost value as of March 31, 2008	Book value as of March 31, 2008	Book value as of December 31, 2007
CURRENT INVESTMENTS
Mutual funds
HF $ Clase I	$1.25	42,442,072	54	54	54	71
Optimun CDB $ Clase B	$1.77	14,005,085	25	25	25	5
Fima $	$1.18	19,487,774	23	23	23	—
Other mutual funds			—	—	—	23

Total mutual funds			102	102	102	99

Total current investments			102	102	102	99

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(d) Current investments

	Cost as of March 31, 2008	Book value as of
		March 31, 2008	December 31, 2007
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$1,020	$1,021	$283
In Argentine pesos	52	52	31

	$1,072	$1,073	$314

With an original maturity of more than three months
In foreign currency	$—	$—	$534

	$—	$—	$534

Total current investments	$1,072	$1,073	$848

NON-CURRENT INVESTMENTS
Time deposits
With an original maturity of more than three months
In Argentine pesos – Related parties	$1	$1	$1

Total non-current investments	$1	$1	$1

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions	As of March 31, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	12		—	(13)	125
Allowance for doubtful accounts and other assets	11	—		—	—	11
Regulatory contingencies	12	—		(1)	—	11
Allowance for obsolescence of inventories	18	—		—	(3)	15

Total deducted from current assets	167	12		(1)	(16)	162

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	106	—		—	—	106
Regulatory contingencies	64	5		1	—	70
Allowance for doubtful accounts and other assets	17	1		—	—	18
Write-off of materials	20	—		—	—	20

Total deducted from non-current assets	207	6		1	—	214

Total deducted from assets	374	(b	)18	—	(16)	376

Included under current liabilities
Provision for contingencies	49	—		4	(9)	44

Total included under current liabilities	49	—		4	(9)	44

Included under non-current liabilities
Provision for contingencies	243	21		(4)	—	260

Total included under non-current liabilities	243	21		(4)	—	260

Total included under liabilities	292	(c	)21	—	(9)	304

(a)	As of December 31, 2007 and 2006 this allowance is included in Taxes payable non-current.

(b)	Includes $12 in selling expenses and $6 in other expenses, net.

(c)	Included in other expenses, net.

Items	Opening balances	Additions		Reclassifications	Deductions		As of March 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	19		—	(11)		113
Allowance for obsolescence of inventories	12	3		—	—		15
Allowance for doubtful accounts and other assets	16	—		—	—		16

Total deducted from current assets	133	22		—	(11)		144

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	195	—		—	(d	) (10)	185
Allowance for doubtful accounts and other assets	18	1		—	—		19
Write-off of materials	22	—		—	(1)		21

Total deducted from non-current assets	235	1		—	(11)		225

Total deducted from assets	368	(e	) 23	—	(22)		369

Included under current liabilities
Provision for contingencies	85	—		3	(7)		81

Total included under current liabilities	85	—		3	(7)		81

Included under non-current liabilities
Provision for contingencies	234	17		(3)	—		248

Total included under non-current liabilities	234	17		(3)	—		248

Total included under liabilities	319	(c	) 17	—	(7)		329

(d)	Included in income tax.

(e)	Includes $19 in selling expenses and $4 in other expenses, net.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(f) Cost of services

	Three-month periods ended March 31,
	2008	2007
Inventory balance at the beginning of the year	$175	$188
Plus:
Purchases	234	168
Holding results on inventories	(7)	(2)
Wireless handsets lent to customers at no cost (a)	(1)	(1)
Cost of services (Note 15.h)	1,100	937
Less:
Inventory balance at period end	(212)	(156)

COST OF SERVICES	$1,289	$1,134

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Three-month periods ended March 31,
	2008	2007
Services
Net sales	$2,316	$1,930
Cost of sales	(1,088)	(936)

Gross profit from services	$1,228	$994

Handsets
Net sales	$151	$126
Cost of sales	(189)	(197)

Gross loss from handsets	$(38)	$(71)

Voice, Internet and data equipment
Net sales	$13	$2
Cost of sales	(12)	(1)

Gross profit from voice, Internet and data equipment	$1	$1

TOTAL GROSS PROFIT	$1,191	$924

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of March 31, 2008				As of December 31, 2007
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	70	3.16800	223	10
	G	3,729	0.00072	2	10
Investments
Time deposits	US$	303	3.16800	961	761
	EURO	11	5.00890	53	49
		¥235	0.02793	7	7
Accounts receivable
	US$	23	3.16800	74	69
	G	30,852	0.00072	21	23
Related parties	US$	2	3.16800	7	7
Other receivables
Prepaid expenses	US$	2	3.16800	7	7
	G	16,726	0.00072	12	2
Derivatives	US$	105	3.16800	332	212
Others	US$	1	3.16800	4	5
	G	—	—	—	2

Total assets				$1,703	$1,164

Current liabilities
Accounts payable
Suppliers	US$	203	3.16800	$643	$561
	G	17,729	0.00072	14	17
	EURO	6	5.00890	28	28
Deferred revenues	G	1,576	0.00072	11	10
Related parties	US$	4	3.16800	12	12
	EURO	3	5.00890	13	12
Debt
Notes – Principal	US$	202	3.16800	639	617
	EURO	133	5.00890	668	618
		¥3,080	0.03176	98	86
Banks loans and others – Principal	US$	3	3.16800	10	47
	G	19,888	0.00072	16	22
Accrued interest	US$	9	3.16800	29	15
	EURO	7	5.00890	35	14
		¥63	0.03176	2	1
Derivatives	US$	—	—	—	3
Salaries and social security payable
Vacation, bonuses and social security payable	G	3,080	0.00072	2	1
Taxes payable
Income tax	G	6,626	0.00072	5	1
VAT	G	1,265	0.00072	1	1
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.16800	8	7
Others	G	1,052	0.00072	1	1
Non-current liabilities
Debt
Notes – Principal	US$	273	3.16800	864	859
	EURO	173	5.00890	865	799
		¥3,987	0.03176	127	111
Banks loans and others – Principal	US$	—	—	—	5
Gain on discounting of debt	US$	(2)	3.16800	(5)	(8)
	EURO	(7)	5.00890	(35)	(45)
		¥(221)	0.03176	(7)	(9)
Taxes payable
Deferred tax liabilities (assets)	G	2,776	0.00072	2	2
Dividends payable	G	29,036	0.00072	21	—
Other liabilities
Deferred revenue on sale of capacity	US$	19	3.16800	59	60
Others	US$	1	3.16800	2	—

Total liabilities				$4,128	$3,848

(i)	US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses

	Expenses			Capitalized and recoverable costs		Three-month period ended March 31, 2008
	Cost of services	General and administrative	Selling
Salaries and social security	$114	$56	$100		$9	$279
Depreciation of fixed assets	302	13	25		—	340
Amortization of intangible assets	3	—	2		—	5
Taxes	78	—	18		—	96
Turnover tax	103	—	—		—	103
Maintenance, materials and supplies	95	7	17		—	119
Cost of voice, Internet and data equipment sales	12	—	—		—	12
Cost of directories publishing	3	—	—		—	3
Bad debt expense	—	—	12		—	12
Interconnection costs	39	—	—		—	39
Cost of international outbound calls	33	—	—		—	33
Lease of circuits	27	—	—		—	27
Fees for services	22	14	52		—	88
Advertising	—	—	73		—	73
Agent commissions and distribution of prepaid cards commissions	—	—	173		—	173
Other commissions	—	—	37		—	37
Roaming	48	—	—		—	48
Charges for TLRD	171	—	—		—	171
Transportation and freight	5	3	27		—	35
Insurance	—	1	1		—	2
Energy, water and others	15	4	2		—	21
Rental expense	17	4	11		—	32
Others	13	1	4		—	18

Total	$1,100	$103	$554	$	(a)9	$1,766

a)	Included $5 in Non-current assets – “Credit on SC Resolution No. 41/07” and $4 capitalized in Fixed assets – “Work in progress”.

	Expenses			Capitalized costs		Three-month period ended March 31, 2007
	Cost of services	General and administrative	Selling
Salaries and social security	$95	$35	$84		$2	$216
Depreciation of fixed assets	282	10	26		—	318
Amortization of intangible assets	11	—	1		—	12
Taxes	67	—	10		—	77
Turnover tax	84	—	—		—	84
Maintenance, materials and supplies	71	5	19		—	95
Cost of voice, Internet and data equipment sales	1	—	—		—	1
Bad debt expense	—	—	19		—	19
Interconnection costs	40	—	—		—	40
Cost of international outbound calls	31	—	—		—	31
Lease of circuits	21	—	—		—	21
Fees for services	12	15	33		—	60
Advertising	—	—	61		—	61
Agent commissions and distribution of prepaid cards commissions	—	—	177		—	177
Other commissions	—	—	26		—	26
Roaming	43	—	—		—	43
Charges for TLRD	133	—	—		—	133
Transportation and freight	3	2	23		—	28
Insurance	1	1	1		—	3
Energy, water and others	10	2	2		—	14
Rental expense	14	3	6		—	23
Others	18	1	4		—	23

Total	$937	$74	$492	$	(b)2	$1,505

b)	Included in Fixed assets – “Work in progress”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Dividends payable	Other liabilities
Total due	—	232		—	(a)57	—		—	—	—	—
Not due
Second quarter 2008	1,036	672		207	1,454	941		83	396	21	18
Third quarter 2008	139	3		77	52	5		27	—	—	5
Fourth quarter 2008	—	—		362	—	599		32	—	—	5
First quarter 2009	—	—		14	—	5		33	—	—	7
April 2009 thru March 2010	1	—		47	—	1,110		14	—	—	13
April 2010 thru March 2011	—	—		9	—	756		10	—	—	27
April 2011 and thereafter	—	—		4	—	—		25	—	—	84
Not date due established	1	—		—	—	(47)		—	269	—	—

Total not due	1,177	675		720	1,506	3,369		224	665	21	159

Total as of March 31, 2008	1,177	907		720	1,563	3,369		224	665	21	159

Balances bearing interest	1,176	231		—	—	3,369		—	—	—	17
Balances not bearing interest	1	676		720	1,563	—		224	665	21	142

Total	1,177	907		720	1,563	3,369		224	665	21	159

Average annual interest rate (%)	4.72	(a	)	—	—	(b	)	—	—		6.00

(a)	At the date of issuance of these consolidated financial statements, $47 has been cancelled.

(b)	$169 bear 50% over the Banco Nación Argentina notes payable discount rate and $62 bear 28.43%.

(c)	See Note 8.

16. Subsequent events

•	Shareholders’ Meeting held on April 29, 2008

At the Shareholders’ Meeting held on April 29, 2008, the shareholders approved the following:

•	Fiscal year 2007 Annual Report and Financial Statements.

•	Accumulated deficit of fiscal year 2007 (amounting to $708) to be allocated to fiscal year 2008.

•

Fees of $2.4 million for the Board of Directors and the Supervisory Committee acting in fiscal year 2007. As of December 31, 2007, the Company had recorded a provision amounting to $2, included in the line item “Fees for services”. The difference was recorded in this line item during the first quarter of 2008.

•	Payment of Telecom’s Notes

On April 15, 2008 Telecom Argentina made, along with the interest payments of its financial debt, a mandatory and an optional principal prepayment of Notes, in the amount of $822 (equivalent to US$ 260 million); such funds came from excess cash determined as of December 31, 2007 and also includes the amount of dividends received from Telecom Personal (US$ 70 million).

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of March 31, 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three month periods ended March 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Telecom’s consolidated financial statements for the years ended December 31, 2007 and 2006 on which we issued our unqualified report dated March 7, 2008, we report that:

a)	the consolidated financial statements of Telecom as of March 31, 2008 and 2007, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Telecom’s consolidated financial statements for the year ended December 31, 2007.

4.	Accounting principles generally accepted in Argentina (“Argentine GAAP”) vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”) and as allowed by Item 18 to Form 20-F regarding the application of accounting for the effects of inflation. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Telecom at March 31, 2008 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2008, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $17.321.795,90, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 8, 2008.

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Juan C. Grassi

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2008

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

Telecom Argentina reached Net income of $272 for the three-month period ended March 31, 2008 (“1Q08”).

OPBDA increased by 28% (+$191) to $879 (35% of Net sales). This level of operating profits before depreciation and amortization is consequence of the improvement in revenues, together with a better efficiency in costs despite increasing inflationary pressure in the Argentine Republic.

	Three-month periods ended March 31,
Continuing operations	2008	2007
Net sales	2,480	2,058
Cost of services	(1,289)	(1,134)

Gross profit	1,191	924
General and administrative expenses	(103)	(74)
Selling expenses	(554)	(492)

Operating income	534	358
Financial results, net	(60)	(132)
Other expenses, net	(47)	(32)

Net income before income tax and minority interest	427	194
Income tax benefit (expense), net	(149)	(52)
Minority interest	(6)	(5)

Net income from continuing operations	272	137
Net loss from discontinued operations	—	(2)

Net income	272	135

Net income per share (in pesos)	0.28	0.14

2.	Company activities

•	Net sales

During 1Q08, net sales increased 21% (+$422 vs. three-month period ended March 31, 2007 – “1Q07”-) to $2,480, mainly fueled by the cellular and broadband businesses.

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

Revenues generated by these services amounted to $863, +10% vs. 1Q07.

•	Voice

Total revenues for this service reached $651 (+4% vs. 1Q07). The results of this line of business are affected by frozen tariffs of regulated services.

During this quarter, Telecom continued with the launch of innovative terminals and value-added services, which before were available only for cellular telephony such as fixed SMS services and video call.

Moreover, during this period Telecom continued with the deployment of the next generation technology (NGN) in its fixed telephony network that will allow the offering of convergent state-of-the-art services.

Monthly charges and supplementary services increased by $14 or 8%, to $196, as a consequence of a higher number of lines in service (+3%), reaching 4.2 million of lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $293, (-2% vs. 1Q07) mainly because a slight decrease in traffic volume and higher discounts granted to the customers.

Interconnection revenues amounted to $94 (+8%), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Other revenues reached $68 (+19% vs. 1Q07). This amount was affected by an increase in billing and collection fees and voice, data and internet handset sales despite a decrease in public telephony revenues (-$6).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2008

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Internet and data transmission

Total revenues coming from Internet services reached $158 (+33% vs. 1Q07), mainly due to the substantial expansion of broadband service, driven by a better network coverage, commercial promotions, and innovation of the service portfolio.

Telecom’s broadband subscribers reached 841,000 as of March 2008(+60% vs. March07). Therefore, lines with this type of connections represent approximately 20% of Telecom’s fixed-lines in service.

Revenues generated by Data transmission amounted to $54, (+32% vs. 1Q07). Related to the corporate market, during this period Telecom continued enhancing its positioning as integrated provider of communication solutions, focused on technology innovation in order to offer the most innovative services to both government sector and corporate clients. Telecom provides tailor-made and converging systems that integrate voice & data services –for both fixed and cellular services- together with internet services, web, multimedia, and specially ICT solutions (“Information and Communication Technology”) and datacenter services.

Cellular Telephony

The Cellular Telephony continues with its expansion, increasing its participation in the Group’s total revenues (65% vs. 62% in 1Q07). During 1Q08 this business generated revenues of $1,617 (+27% vs. 1Q07). Total subscribers reached 12.6 million.

•	Personal in Argentina

As of March 31, 2008, Personal’s subscribers reached 10.9 million in Argentina (+1.6 million or +17% vs. 1Q07). Approximately 66% of the overall subscriber base is prepaid and 34% is postpaid.

Total voice traffic increased by 22% vs. 1Q07 while outgoing SMS traffic increased from an average of 765 million messages in 1Q07 to an average of 994 million (+30%) in 1Q08. Because of this enhancement in traffic and the use of value-added services, the Average Monthly Revenue per User (“ARPU”) increased by $40 pesos in 1Q08, compared to $37 pesos in 1Q07.

Revenues totaled $1,510 (+$330 or +28% vs. 1Q07). Service revenues increased by $305 or 29% vs. 1Q07, reaching $1,361; furthermore, value added services totaled $392 (+$128 or 48% vs. 1Q07), which means 29% of sale of services. In addition handset sales grew by $25 (+20%) compared to 1Q07, reaching $149.

During 1Q08, Personal enhanced its commercial offer, launching the “Tu Familia Personal” plan (Your Personal Family plan). It allows making free, unlimited communications, both calls and SMS to a group of three telephone numbers of the company, previously selected by the client.

Due to the summer season, Personal developed a plan for the expansion of the 3G network in main Argentine tourist cities.

Personal also continued reinforcing its strategy related to music downloads, as a platform for increasing the use of innovative value-added services, such as full MP3.

•	Nucleo

Personal’s subsidiary that operates in Paraguay, generated revenues equivalent to $107 during 1Q08 (+16% vs. 1Q07).

By the end of March 2008, the subscriber base reached approximately 1.7 million, +27% vs. 1Q07. Prepaid and Postpaid customers represented 90% and 10%, respectively.

During first quarter of 2008, Nucleo launched third generation services (3G) in Paraguay.

	Three-month periods ended March 31,
	2008	2007
Voice	651	626
Internet	158	119
Data transmission	54	41

Voice, data and Internet	863	786
Wireless – Personal	1,510	1,180
Wireless – Nucleo	107	92

Total net sales	2,480	2,058

•	Operating costs

The Cost of Services, Administrative Expenses and Selling Expenses totaled $1,946 in 1Q08, which represents an increase of $246 or +14% vs. 1Q07. Notwithstanding, in relative terms such increase is less than net sales growth, generating an increase of the operating profit of $176 or 49% vs. 1Q07.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2008

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The cost breakdown is as follows:

•	Salaries and Social Security Contributions: $270 (+26%), affected by increases in salaries and personnel (+258 employees vs. 1Q07).

•	Taxes: $199 (+24%), mainly due to direct taxes on sales.

•	Agents and Prepaid Card Commissions: $173 (-2%), mainly due to reduction in commissions paid to commercial agents as a consequence of a lower level of new cellular customers.

•	Advertising: $73 (+20%) to support the commercial activity in the cellular telephony.

•	Cost of handsets sold: totaled $201 similar levels as that registered in 1Q07.

•	TLRD and Roaming: $219 (+24%) due to increased traffic among cellular operators.

•	Depreciation of Fixed and Intangible Assets: $345 (+5% vs. 1Q07). Fixed-line telephony totaled $192 (-9%) and Cellular telephony $153 (+28%).

	Three-month periods ended March 31,
	2008	2007
Salaries and social security	(270)	(214)
Taxes	(199)	(161)
Maintenance, materials and supplies	(119)	(95)
Bad debt expense	(12)	(19)
Interconnection costs	(39)	(40)
Cost of international outbound calls	(33)	(31)
Lease of circuits	(27)	(21)
Fees for services	(88)	(60)
Advertising	(73)	(61)
Agent commissions and distribution of prepaid cards commissions	(173)	(177)
Other commissions	(37)	(26)
Roaming	(48)	(43)
Charges for TLRD	(171)	(133)
Cost of voice and data equipment sales and wireless handsets	(201)	(198)
Others	(111)	(91)

Subtotal	(1,601)	(1,370)
Depreciation of fixed assets	(340)	(318)
Amortization of intangibles assets	(5)	(12)

Operating costs	(1,946)	(1,700)

•	Financial results, net

Financial results, net resulted in a loss of $60, (-$72 vs. 1Q07). Such improvement was due to a reduction of $23 in net financial debt interests and a lower impact of foreign currency exchange differences generated by assets and liabilities of $51.

•	Net financial debt

As of March 31, 2008, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivatives) amounted to $1,666, a reduction of $1,556 as compared to March 2007. A substantial generation of operating cash flow allowed for the decrease in indebtedness.

•	Capital expenditures

During 1Q08, the Company invested $279 (including $31 from materials), in fixed and intangibles assets. Such amount was allocated to the Voice, Data and Internet businesses ($168) and to the cellular business ($111).

Main Capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

•	Dividends of Telecom Personal

As of the end of March 2008, Personal paid a cash dividend distribution of $220.

•	Recent Relevant Matters

•

On April 15, 2008 Telecom Argentina made, along with the interest payments of its financial debt, a principal prepayment of Notes, in the amount of US$ 260 million; such funds came from excess cash determined as of December 31, 2007 and a voluntary prepayment, that includes the amount of dividends received from Personal.

•

At the Shareholders´ Meeting held on April 29, 2008 and the Board of Directors Meeting on the same date, the members of the Board of Directors, independent auditors, and members of the Audit Committee were named for the 20th fiscal year. In addition, the FY07 annual financial statements were approved and the accumulated deficit of FY07 (amounting to $708) was allocated to FY08.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2008

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Closing prices of Class “B” Shares of the Company

Month	2004	2005	2006	2007	2008
January	5.99	6.44	7.97	12.75	12.80
February	6.05	8.11	7.74	13.00	14.50
March	6.15	7.07	8.20	13.05	13.50
April	4.85	6.69	7.75	13.80	11.25
May	4.88	7.03	6.75	17.20
June	5.37	6.96	7.00	15.25
July	5.57	7.20	7.87	13.75
August	5.39	6.95	8.43	16.50
September	6.48	7.40	8.52	15.65
October	6.38	7.92	9.25	15.25
November	6.34	8.15	10.50	16.80
December	6.43	7.90	11.90	14.30

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2008:
March 31,	2,480	879	534	(60)	272

	2,480	879	534	(60)	272

Year 2007:
March 31,	2,058	688	358	(132)	135
June 30,	2,144	726	369	(86)	252
September 30,	2,313	838	474	(105)	227
December 31,	2,559	800	435	(118)	270

	9,074	3,052	1,636	(441)	884

3.	Summary comparative consolidated balance sheets

	As of March 31,
	2008	2007	2006	2005	2004
Current assets	3,186	2,087	2,032	4,735	3,471
Non current assets	6,525	6,821	6,884	7,596	8,734

Total assets	9,711	8,908	8,916	12,331	12,205

Current liabilities	3,784	3,316	2,670	10,016	10,541
Non current liabilities	2,521	3,255	4,329	1,481	317

Total liabilities	6,305	6,571	6,999	11,497	10,858

Minority interest	78	76	46	30	33
Shareholders’ equity	3,328	2,261	1,871	804	1,314

Total liabilities, minority interest and Shareholders’ equity	9,711	8,908	8,916	12,331	12,205

4.	Summary comparative consolidated statements of operations

	Three-month periods ended March 31,
	2008	2007	2006	2005	2004
Net sales	2,480	2,058	1,611	1,237	1,015
Operating costs	(1,946)	(1,700)	(1,414)	(1,091)	(947)

Operating income	534	358	197	146	68
Gain on equity investees	—	—	6	7	—
Financial results, net	(60)	(132)	(183)	175	95
Other expenses, net	(47)	(32)	(42)	(37)	(31)
Gain on debt restructuring	—	—	—	(8)	—

Net income (loss) before income tax and minority interest	427	194	(22)	283	132
Income tax benefit (expense), net	(149)	(52)	31	—	(5)
Minority interest	(6)	(5)	(5)	(1)	(1)

Net income (loss-) from continuing operations	272	137	4	282	126
Loss from discontinued operations	—	(2)	(1)	(3)	(2)

Net income (loss)	272	135	3	279	124

Net income (loss) per share (in pesos)	0.28	0.14	—	0.28	0.13

5.	Statistical data (in physical units)

•	Voice, data and Internet

Fixed telephone service

	2008		2007		2006		2005		2004
March 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,874,566	(4,399)	3,874,566	3,095	3,855,435	27,288	3,807,659	4,653	3,800,819	734
Lines in service (a)	4,224,333	16,589	4,117,199	22,546	3,966,317	16,406	3,818,479	28,181	3,673,546	17,687
Customers lines	3,864,314	15,062	3,769,119	19,188	3,637,224	12,192	3,506,145	21,751	3,380,026	18,685
Public phones installed	67,109	(3,441)	80,292	(1,276)	82,032	(739)	83,423	(424)	80,674	547
Lines in service per 100 inhabitants (b)	21.8	—	21.4	—	20.8	—	20.2	0.1	19.6	—
Lines in service per employee	366	(1)	359	(4)	348	1	339	3	320	—

(a)	Includes direct inward dialing numbers that do not occupy installed lines capacity.

(b)	Corresponding to the northern region of Argentina.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2008

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Internet

	2008		2007		2006		2005		2004
March 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	73,000	(3,000)	85,000	(3,000)	111,000	(7,000)	143,000	(2,000)	151,000	1,000
ADSL subscribers	841,000	58,000	526,000	70,000	250,000	24,000	140,000	12,000	81,000	10,000

Total subscribers	914,000	55,000	611,000	67,000	361,000	17,000	283,000	10,000	232,000	11,000

•	Cellular telephone service

Personal

	2008		2007		2006		2005		2004
March 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	3,721,000	117,000	3,022,000	136,000	2,304,000	192,000	1,185,000	181,000	553,000	70,000
Prepaid subscribers	7,161,000	99,000	6,288,000	749,000	4,047,000	9,000	3,038,000	207,000	2,300,000	179,000

Total subscribers	10,882,000	216,000	9,310,000	885,000	6,351,000	201,000	4,223,000	388,000	2,853,000	249,000

Nucleo

	2008		2007		2006		2005		2004
March 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	164,000	1,000	154,000	8,000	123,000	3,000	98,000	4,000	82,000	3,000
Prepaid subscribers	1,518,000	62,000	1,174,000	156,000	567,000	37,000	437,000	29,000	453,000	5,000

Subtotal cellular	1,682,000	63,000	1,328,000	164,000	690,000	40,000	535,000	33,000	535,000	8,000
Internet subscribers	11,000	4,000	1,000	1,000	—	—	—	—	—	—

Total subscribers	1,693,000	67,000	1,329,000	165,000	690,000	40,000	535,000	33,000	535,000	8,000

6.	Consolidated ratios

March 31,	2008	2007	2006	2005	2004
Liquidity (1)	0.84	0.63	0.76	0.47	0.33
Solvency (2)	0.54	0.36	0.27	0.07	0.12
Locked up capital (3)	0.67	0.77	0.77	0.62	0.71

(1)	Current assets/Current liabilities.

(2)	Shareholders’ equity plus minority interest/Total liabilities.

(3)	Non current assets/Total assets.

7.	Outlook

The Management of the Company considers that the telecommunications market will continue to grow during this fiscal year, although the rate shall not be as high as that of the last years.

After two years of a very strong growth, the Company believes the cellular business will go on expanding its number of customers in Argentina, although at more moderate rates than those of fiscal year 2007. Additionally, there are important opportunities of growth for its Broadband products and offers, and the Company believes that in this fiscal year it will be able to surpass the million of customers.

As to Cellular Telephony, with more than 90% market penetration in Argentina, the challenges for this fiscal year for the mobile operators are to search for greater levels of consumption from their customers’ database, through the implementation of strategies for trademark differentiation, technological and products innovation, and service quality. One of the sources of growth in income will continue to be a greater income relative weight for added value services over the total amount of sales in this segment (in 1Q08, they represented approximately 29% of Personal’s sales of services).

The Telecom Group will continue with its investment plans in order to deliver new and better services to its customers. Telecom Argentina will particularly invest on the growth of the Broadband, the development of a new generation net (NGN), an infrastructure for mobile operators and the modernization of the commercial and support systems. Personal will continue with the development of its net infrastructure, and will do its best to extend the 3G technology coverage as the foundation for the broadening of added value services offer, including Mobile Broadband, which will be the main offer for both existing and new customers.

As regards finances, the Company will continue to manage the flow of funds as in the last financial years, where the net indebtedness was reduced due to the generation of operational funds in all the reported segments and without turning to indebtedness for the financing of investments.

The strategy implemented by the Management of the Company outlines the necessary basis needed by the Telecom Group to achieve its goals of continuously improving in quality service, strengthening its position in the market and increasing in operational efficiency in order to satisfy the growing needs of a dynamic telecommunications market.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2008

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares traded (in million)
Quarter	High	Low
March’07	14.00	11.75	9.5
June’07	17.25	13.35	8.0
September’07	16.85	12.50	16.7
December’07	16.90	14.05	15.9
March’08	15.20	12.15	14.1

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
March’07	22.87	20.10	13.1
June’07	28.36	21.72	13.0
September’07	26.41	19.52	23.7
December’07	26.96	21.75	18.3
March’08	23.97	18.76	17.0

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-3628

Argentina

Outside Argentina

JP Morgan Chase

Latam ADR Sales & Relationship Mgmt.

277 Park Avenue, 39th Floor

New York 10172

USA

Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 1-212-622-9227

USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 28, 2008	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors